EXHIBIT 99.1

Neptune Dismisses Aker's Inaccurate Allegations About Its New Patent

LAVAL, Quebec, Oct. 3, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), the pioneer in the krill oil industry, which holds a vast international patent estate on krill oil compositions and methods of use, reiterates that it achieved its latest patent grant, a continuation patent numbered US 8,278,351 (the "Continuation Patent"), after a thorough examination process.

Neptune firmly denies the allegation made by Aker in its press release of October 2, 2012, that Neptune failed to disclose to the U.S. Patent & Trademark Office (the "USPTO") certain record evidence from the re-examination of the '348 patent, another Neptune patent to which the Continuation Patent is related. Not only did Neptune submit all record evidence from this re-examination, but it also submitted approximately 200 references that the USPTO's Examiner reviewed during examination, including all of the references that Aker put forth in requesting re-examination of the '348 patent. Further, as the USPTO record explicitly shows, the USPTO's Examiner was fully aware of the re-examination and considered it before allowing the present patent.

"Aker is now facing an action for infringement of a patent that reads directly on its krill oil products and that was allowed over extensive references, including all of the references relied upon by Aker in requesting re-examination of a related Neptune patent," said Benoit Huart, General Counsel of Neptune. "Aker's baseless allegation that Neptune withheld evidence from the USPTO is merely its latest ill-conceived attempt to deflect attention from its infringement of Neptune's patents and diminish Neptune's status as the first and leading innovator in the krill oil industry."

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither NASDAQ nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com